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                                                              Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE:     NOVEMBER 20, 2002

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
CONTACT: NORILSK NICKEL:   CHRISTOPHE CHARLIER                +7-095-785-00-30
                           SERGEY POLIKARPOV                  +7-095-785-10-90
         Stillwater:       JAMES A. SABALA                    +1-406-322-8724
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                    NORILSK NICKEL TO INVEST $341 MILLION IN
               STILLWATER MINING IN EXCHANGE FOR MAJORITY INTEREST

MOSCOW, NOVEMBER 20, 2002 - MMC Norilsk Nickel (NILSY_US, MNOD_LI, GMKN$) and Stillwater Mining Company (NYSE: SWC) jointly announced today, the signing of definitive agreements whereby Norilsk Nickel will acquire a 51% majority ownership in Stillwater through the issuance of 45.5 million newly issued shares of Stillwater common stock in exchange for $100 million cash and approximately 876 thousand ounces of palladium, valued at $241 million based on the November 19, 2002, London PM fix. Under the agreement Norilsk Nickel will also commence a cash tender offer within 30 days of the closing to acquire additionally up to 10% of the currently outstanding shares of Stillwater at a price of $7.50 per share if the Stillwater share price is below $7.50 per share during the 15 trading days after closing, which additional share purchase would increase Norilsk Nickel's ownership in Stillwater to approximately 56%.

The total investment by Norilsk Nickel will be approximately $341 million, which represents a value of $7.50 for each Stillwater share. Stillwater shares closed on November 19, 2002 on the New York Stock Exchange at $7.48. After completion of the transaction Stillwater's total outstanding shares will be 89.1 million common shares.

Stillwater expects to market the palladium received at closing over time , depending upon market conditions and the ability to place the metal pursuant to long-term contracts. In addition Stillwater and Norilsk Nickel will negotiate an agreement, to be entered into within six months after closing, whereby Stillwater will purchase at least


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one million ounces of palladium annually from Norilsk Nickel for subsequent resale to Stillwater customers pursuant to long-term marketing contracts.

The Boards of Directors of Norilsk Nickel and Stillwater have approved the transaction. The transaction is subject to a number of conditions, including the approval of Stillwater shareholders, satisfactory amendment of Stillwater's $250 million Credit Facility with a syndicate of lenders, the expiration of the Hart-Scott-Rodino antitrust waiting period and other customary regulatory approvals. The parties expect that the cash proceeds from the transaction will be used, among other things, to reduce bank debt and for general corporate purposes. The transaction is anticipated to close in the first half of 2003.

Chief Executive Officer of MMC Norilsk Nickel, Mr. Prokhorov stated, "We are extremely pleased and look forward to a rewarding relationship with Stillwater. We have enormous respect for Stillwater and its management. This is our first investment in North America and we intend to make it a success."

Mr. Prokhorov further added, "Having experienced a difficult year for the palladium market we consider this arrangement as an essential step toward reestablishing credibility of the market. Given the extensive mining resources of Norilsk Nickel and outstanding customer relations of Stillwater, this transaction will allow us to increase the reliability and supply of palladium to the North American market. This transaction alone will substantially remove the overhang of palladium accumulated by Norilsk Nickel during 2002 and will immediately secure an increased supply of palladium to customers. We are confident that this transaction is in the best interest of our shareholders and customers."

Stillwater's Chairman and Chief Executive Officer, Francis R. McAllister said, "The prospective investment by Norilsk Nickel is welcomed and has been unanimously approved by the Stillwater Board of Directors. The transaction is the culmination of a challenging year for Stillwater. We felt that it is necessary and in the best interest of


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shareholders and customers to partner with a strong and knowledgeable participant in the PGM markets."

Mr. McAllister continued, "Norilsk Nickel is obviously a significant player on the world stage in the PGM markets and this provides a unique opportunity for a Russian corporation to partner with a U.S. company. We also firmly believe that the Norilsk Nickel affiliation will have a positive long-term effect for Stillwater and its shareholders."

Based in Columbus, Montana, Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia. The Company's shares are traded on the New York Stock Exchange under the symbol SWC. Incorporated in 1992, Chevron and Manville each owned 50% of Stillwater. In 1994, the Company redeemed Chevron's 50% and completed an initial public offering reducing Manville's ownership to 27%. Subsequently, Manville sold its remaining ownership to institutional investors. The Company had proven and probable reserves at year-end 2001 of 25 million ounces of PGMs and has estimated PGM production of 640,000 ounces in 2002 rising to more than 700,000 ounces in 2004. Total cash costs for the first nine months of 2002 were $279 an ounce. More information on Stillwater Mining can be found at its Web site: www.stillwatermining.com.

Norilsk Nickel is one of the world's leading mining companies and is the world's largest producer of nickel and palladium. Norilsk Nickel is also one of the leading suppliers of copper, cobalt, gold, platinum and other platinum group metals to the world markets. In 2001, Norilsk Nickel recorded net profit of US$469 million (excluding extraordinary financing gains) on revenues of US$4,378 million. More information on MMC Norilsk Nickel can be found at its Web site: www.nornick.ru.

Stillwater's financial advisor is J.P. Morgan Securities Inc. Norilsk Nickel is advised by UBS Warburg LLC.


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MMC Norilsk Nickel will host a conference call at 20:00 Moscow time (12:00 noon
EST), November 21, 2002. The conference call dial-in number is 888-276-0005 (US) and 651-224-7558 (International). To access the presentation for the conference call on the Company's Web site go to the "Presentation" under the "To Shareholders Section" and click on the link to the conference call. A replay of the conference call will be available by telephone replay, dial-in number 800-475-67-01 (US) and 320-365-38-44 (International), access code 661294, for a limited time.

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Stillwater Mining Company will host a conference call at 10:00 am EST, November
21, 2002. The conference call dial-in number is 888-276-0010 (US) and 612-332-0932 (International). The conference call will be simultaneously Web cast on the Internet via the Company's Web site at www.stillwatermining.com. To access the conference call on the Company's Web site go to the Investor Relations Section under Management Presentations and click on the link to the conference call. A replay of the conference call will be available on the Company's Web site or by telephone replay, dial-in number 800-475-6701 (US) and 320-365-3844 (International), access code 661943, for a limited time.

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